Exhibit 99.1
Grab to acquire majority stake in Atome Financial

●Proposed transaction covers five markets and accelerates Grab's growth and penetration into consumer lending, while unlocking new distribution channels for Atome Financial and cross-sell opportunities for both ecosystems
●Combining Atome Financial’s AI-powered lending infrastructure with Grab’s ecosystem insights widens financial access for underserved consumers and merchants across Southeast Asia, while enabling Grab to scale consumer lending with disciplined credit risk management

SINGAPORE, September 15, 2026 — Grab Holdings Limited (NASDAQ: GRAB) (“Grab”) and Neuroncredit Pte. Ltd. (“Atome Financial”), the digital financial services platform of Advance Intelligence Group Limited (“AIGL”), today announced that Grab, Atome Financial, AIGL and certain other parties have entered into definitive agreements for Grab to acquire a controlling 60% equity interest in Atome Financial in cash for $1.49 billion.

The proposed transaction, if completed, would combine Atome Financial’s business – spanning Buy Now, Pay Later (BNPL) loans, consumer cash loans, BNPL cards and digital lending – with Grab’s financial services business, accelerating its growth and strengthening the flywheel effect of Grab’s ecosystem that also includes mobility and deliveries. The strategic acquisition allows Grab and Atome Financial to innovate together to offer everyday financing options to more users in the region, expanding financial access to millions who lack a formal credit history and are shut out of the traditional banking sector.
Atome Financial operates in Singapore, Malaysia, the Philippines, Indonesia and Thailand1 and serves 25 million cumulative transacted users2. Grab’s suite of financial services includes payments, digital banks, partner lending, insurance and consumer lending. Through Atome Financial, Grab would be able to access a scaled and proven platform for consumer lending. For Atome Financial, access to Grab’s ecosystem gives the company new distribution opportunities across the region.
1 Atome Financial has a minority stake in a joint venture in Thailand.
2 Based on Atome’s management accounts, which have not been reviewed or audited.

Complementary Capabilities and Vision
Access to credit remains an important driver of economic opportunity in Southeast Asia, where more than 70%3 of adults are unbanked or underbanked. The proposed transaction would leverage three strategic pillars to expand access to credit solutions that are transparent, responsible, and built for how the region borrows.
1.Highly complementary regional footprint and product suite: Both companies operate across Singapore, Malaysia, the Philippines, Indonesia and Thailand, with minimal product overlap. Over the years, Grab has scaled its lending footprint to driver- and merchant-partners, while Atome Financial has focused on providing flexible payment options and consumer lending to its users. Combining these strengths means greater access to flexible payment options for Grab's ecosystem of nearly 54 million Monthly Transacting Users, and more cross-sell opportunities for Grab into Atome Financial’s network of over 30,000 brands.
2.Enhancing credit capabilities to drive scale: The proposed acquisition mutually strengthens the companies’ credit underwriting capabilities. Pairing Atome Financial’s AI-powered lending infrastructure with Grab’s ecosystem insights could significantly enhance Grab’s credit risk underwriting capabilities, allowing Grab to expand product accessibility, while helping to prevent consumer over-indebtedness. Atome Financial’s $1 billion gross loan portfolio4 has maintained disciplined credit quality, with delinquency rates improving or stable across borrower cohorts. Its loan book has been managed with prudent loss provisioning throughout its growth.
3.Expanding financial access responsibly: Grab and Atome Financial plan to share risk-management insights, regulatory best practices, and collection strategies, in order to combat platform fraud and enhance credit underwriting, fostering a safer, more sustainable financial ecosystem for consumers and merchants alike. The proposed transaction does not change the companies’ obligations to comply with applicable licensing, consumer protection, data privacy and responsible lending requirements in each market.

Transaction Details
Grab will acquire a controlling 60% equity interest in Atome Financial in cash for $1.49 billion, of which $0.26 billion is primary growth capital (“Phase 1”). The transaction is expected to complete by the third quarter of 2027, subject to regulatory approvals and other customary closing conditions. Following completion of the transaction, Grab will
3 https://www.temasek.com.sg/en/news-and-resources/subscribe/future-of-southeast-asia-digital-financial-services-report
4 Unaudited figures as of and for the six months ended June 30, 2026. Atome’s Gross Loan Portfolio refers to the total outstanding amount for all loan products (current up till 90 days past due) on a gross basis, before deducting provisions.

financially consolidate Atome Financial into its Financial Services segment and Atome Financial’s management team will continue to drive the growth of the Atome Financial business.
Grab has also agreed with AIGL and the other sellers to acquire the remaining 40% equity interest in Atome Financial approximately two years after the completion of this transaction (“Phase 2”). This is subject to regulatory approvals and other customary closing conditions and at a pre-agreed valuation framework rather than a fixed price, tying the consideration to Atome Financial’s actual performance over the period between Phase 1 closing and Phase 2 closing. At least 50% of the consideration will be settled in cash. The formula applies a multiple of 13.0x annualized adjusted EBITDA and 2.5x annualized Revenue, each measured based on the six-month period immediately prior to the Phase 2 closing and weighted at 75% and 25%, respectively. The resulting equity valuation is subject to a floor of $2.0 billion and a cap of $4.5 billion. This structure ensures Grab only pays multiples in proportion to Atome Financial’s demonstrated performance, and caps Grab’s downside exposure to a lower probability outsized outcome consistent with the same disciplined, return-tested approach applied to the 60% equity interest.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document and the investor webcast, including, but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed acquisition of Atome, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products, operations and financial condition of Grab and Atome after completing this transaction, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “annualized,” “trajectory,” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Atome’s and Grab’s business operations and financial prospects, (ii) the risk of any failure or delay to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals, and the risk that such approvals may result in the imposition of conditions or commitments that could adversely affect Grab or the expected benefits of the proposed transaction, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements, (iv) the effect of the announcement, pendency or completion of the transaction on Atome’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Atome or Grab and potential difficulties in Atome’s employee retention as a result of the transaction, (vi) risks that the transaction may divert Grab’s and Atome’s respective managements from their ongoing business operations, (vii) any legal proceedings or regulatory actions that may be instituted against Grab or against Atome related to the transaction agreements or the transaction, (viii) the ability to retain key personnel at Atome; (ix) the ability of Grab and Atome to successfully maintain, further improve and grow Atome’s operations, products, technology and customer base, and to realize the expected operational and financial benefits from the transaction, (x) the ability of Grab to implement its plans, forecasts, and other expectations with respect to Atome’s business after the completion of the proposed transaction and realize additional opportunities for growth and innovation, (xi) changes in law and regulations affecting Grab or Atome; (xii) unexpected costs, charges or expenses resulting from the acquisition. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2025, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Operating Metrics

Monthly Transacting User (MTUs) is defined as the monthly number of unique users who transact via Grab’s apps, where transact means to have successfully paid for or utilized any of Grab’s products or services (including lending and offline Jaya Grocer transactions where users record their Jaya Grocer loyalty points on the Grab app). MTUs over a quarterly or annual period are calculated based on the average of the MTUs for each month in the relevant period. MTUs is a metric by which Grab understands, evaluates and manages its business, and Grab’s management believes is necessary for investors to understand and evaluate its business.

Industry and Market Data

This document and the investor webcast contain information, estimates and other statistical data derived from third party sources, including research, surveys or studies, some of which are preliminary drafts, conducted by third parties, information provided by customers and/or industry or general publications. Such information involves a number of assumptions and limitations due to the nature of the techniques and methodologies used in market research, and as such neither Grab nor the third-party sources can guarantee the accuracy of such information. You are cautioned not to give undue weight to such estimates. Grab has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.

Any website addresses referenced in this document are intended to be an inactive textual reference only. The information on any such websites, which may be accessible through the hyperlinks contained in this press release, is not and shall not be deemed to be incorporated into this document.